May 25, 2006

Susan Block
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               HSBC Auto Receivables Corporation
Amendment No. 3 to Registration Statement on Form S-3
Filed April 25, 2006
File No. 333-131714 (the “Registration Statement”)

Ms. Block:

In response to your further verbal comment of May 24, we have made the requested revision to page 39 of the base prospectus.

I intend to follow this filing promptly with an acceleration request with respect to the subject Registration Statement. Accordingly, please contact me at your earliest convenience if you will require any additional information for the Commission staff to approve that request. You may reach me at (847) 564-6153.

Sincerely,
Mick Forde

Enclosures

cc:           Eileen Bannon